October 24, 2008
VIA EDGAR
Linda Cvrkel
Heather Clark
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7-5
Washington, D.C. 20549
Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008
File No. 000-20557
Dear Ms. Cvrkel:
          This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on October 23, 2008 with regard to the Form 10-K for the fiscal year ended December 31, 2007.
          In connection with our Form 10-K for the fiscal year ended December 31, 2007, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Annual Report on Form 10-K for the year ended December 31, 2007
Financial Statements, page 40
Consolidated Statements of Cash Flows, page 45
SEC COMMENT:
1.	We note from your response to our prior comment 1 that the proceeds received from the sale of a minority interest in a formerly wholly owned subsidiary are reflected as a financing activity in your consolidated statements of cash flows. Please explain in further detail your basis or rationale for classifying the proceeds received from the sale of a portion of your investment in this entity as a financing activity rather than an investing activity in your consolidated statement of cash flows. Alternatively, please reclassify these proceeds to investing activities in future filings.
REGISTRANT RESPONSE:
In future filings, we will reclassify these proceeds to investing activities in our Consolidated Statements of Cash Flows.
Schedule 14A
Bonus, Performance Targets & Thresholds, page 20
SEC COMMENT:

2.	We note your response to prior comment 8. You state that specific targets for Retail and Turf & Specialty did not impact the compensation of your NEOs. While your current disclosure states that executive MPP payments are based on achieving the targets for their respective business units, it is unclear how individual business group targets affect the compensation of your CEO, Controller, and VP of Finance. In future filings, please expand your disclosure to explain, if true, that the compensation of your CEO, Controller, and VP of Finance is not impacted by Retail and Turf & Specialty targets. In addition, please expand your disclosure to discuss the reasons that Retail and Turf & Specialty do not impact their compensation.
REGISTRANT RESPONSE:
We will expand our disclosures, in future filings, to explain why the compensation of our CEO, Controller, and VP of Finance are not impacted by the Retail Group and the Turf & Specialty Group’s individual targets.
Equity Grants, page 23
SEC COMMENT:
3.	We note your response to prior comment 9. Please confirm what you will disclose any targets related to your SOSAR and PSU awards.
REGISTRANT RESPONSE:
In future filings, we will disclose any targets related to our SOSAR and PSU awards.
We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 891-6387; Naran Burchinow, Vice President, General Counsel and Corporate Secretary at (419) 891-6403; or Richard George, Vice President, Controller and CIO at (419) 891-6309.
Very truly yours,
/s/ Anne Rex
Anne Rex
Assistant Controller